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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Quest Resource Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

748349107

(CUSIP Number)

September 30, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 748349107

1.	Name of Reporting Person: Fondren Management LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 716,339

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 716,339

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 716,339

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person:* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fondren Management LP, a Texas limited partnership (“Fondren Management”), relating to shares of common stock of Quest Resource Corporation, a Nevada corporation (the “Issuer”), purchased by Fondren Management for the account of Fondren Partners LP, a Texas limited partnership (“Fondren Partners”) and Fondren Partners Offshore Ltd., a Cayman Islands exempted limited company (“Fondren Offshore”), of which Fondren Management is the investment manager.

Item 1(a)	Name of Issuer.

Quest Resource Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

9520 N. May Avenue, Suite 300
Oklahoma City, OK 73120

Item 2(a)	Name of Person Filing.

Fondren Management LP

Item 2(b)	Address of Principal Business Office.

1177 West Loop South, Suite 1625
Houston, Texas 77027

Item 2(c)	Place of Organization.

Fondren Management is a Texas limited partnership.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.001 per share (“Common Stock”).

Item 2(e)	CUSIP Number.

748349107

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Fondren Management is the beneficial owner (as defined in Rule 13d-3) of 716,339 shares of Common Stock.

(b)	Fondren Management is the beneficial owner (as defined in Rule 13d-3) of 4.2 % of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 16,995,549, the number of shares of Common Stock issued and outstanding as of August 15, 2005, as reported in the Issuer’s most recent quarterly report on Form 10-Q dated August 15, 2005.

(c)	Fondren Management may direct the vote and disposition of the 716,339 shares of Common Stock.

(d)	Fondren Management does not own a number of shares of Common Stock equal to or greater than 5% of such total Common Stock outstanding, however, Fondren Management may be deemed to have beneficially owned or to beneficially own certain other shares of Common Stock, as described in Item 8 below. Fondren Management, however, disclaims beneficial ownership of such other shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

As a result of its acting together in connection with the purchase of 1,138,678 shares of the Common Stock, Fondren Management may be deemed to have been or to be a member of a group with each of Third Point, LLC, a Delaware limited liability company (“Third Point”), and Mr. Daniel S. Loeb (“Mr. Loeb,” and together with Third Point, “Third Point Management”), and may be deemed to have beneficially owned or to beneficially own for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the shares beneficially owned for such purposes by Third Point Management. Accordingly, Fondren Management might be deemed to have beneficially owned or to beneficially own, in the aggregate, together with Third Point Management, 1,285,678 shares, or 7.6%, of the outstanding shares of Common Stock pursuant to their joint purchase of the Common Stock, which amount includes 569,339 shares of Common Stock beneficially owned by Third Point Management and 716,339 shares of Common Stock beneficially owned by Fondren Management. Fondren Management disclaims beneficial ownership of the Common Stock held by Third Point Management and any pecuniary interest therein.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: October 11, 2005

FONDREN MANAGEMENT LP
By:	BLR CAPITAL LLC, its general partner

By:	/s/ Bradley Radoff
Name:	Bradley Radoff
Title:	Manager